UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER 401(k) PLAN
WEYERHAEUSER COMPANY
A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:     Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser 401(k) Plan statements of net assets available for benefits as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, together with report of Independent Registered Public Accounting Firm.

Exhibit:     Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER 401(k) PLAN
Date:	June 28, 2016

By:	/s/ Sharon Dusek
Sharon Dusek
Chairman
Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Weyerhaeuser 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
/s/ Moss Adams LLP
Seattle, Washington
June 28, 2016

WEYERHAEUSER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(Dollar amounts in thousands)

	2015	2014
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$215,897	$274,207
Shares of registered investment company funds	1,160,032	1,233,544
Shares of pooled separate accounts	28,470	28,049
Shares of collective trust funds	317,460	316,106
Participant directed investments at contract value:
Guaranteed Investment Contracts	—	6,006
Synthetic Guaranteed Investment Contracts	234,120	234,770
Pending Trades and other	(139)	(116)
Receivables:
Notes receivable from participants	23	35
Net assets available for benefits	$1,955,863	$2,092,601
See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015
(Dollar amounts in thousands)

Additions:
Contributions:
Company matching	$17,883
Participant	59,639
Total contributions	77,522
Net investment income/(loss) from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	(35,017)
Total additions	42,505
Deductions:
Benefits paid to participants	179,243
Net increase prior to plan transfers	(136,738)
Plan transfers, net	—
Net increase	(136,738)
Net assets available for benefits:
Beginning of year	2,092,601
End of year	$1,955,863
See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The following description of the Weyerhaeuser 401(k) Plan (the Plan), formerly the Weyerhaeuser Salaried and NORPAC 401(k) Plan, provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In 2014, the Plan was amended to merge the assets of the Weyerhaeuser Hourly 401(k) Plan into the Plan.
Any salaried or hourly employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and any hourly employee of Norpac Resources, Inc., a subsidiary of Weyerhaeuser at its Longview, Washington operations, are eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company or one of its subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year up to 15% of pay, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time.
The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. The Vanguard investment transactions qualify as party-in-interest and related party transactions.
The Administrative Committee has engaged with Invesco Advisers to act as the investment manager for the Weyerhaeuser Stable Value Fund. All or a portion of the Weyerhaeuser Stable Value Fund investments may be invested in one or more of the collective investment funds of the Invesco Group Trust for Retirement Savings, a group trust for which Invesco National Trust Company serves as trustee and investment manager.  As a result, the Invesco investment transactions qualify as party-in-interest transactions. Fees paid to Invesco for the investment management services by the Weyerhaeuser Company 401(k) and Performance Share Master Trust (Master Trust) amounted to $293,511 for the year ended December 31, 2015.

(b)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights
The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions - for and against, respectively - as shares for which the trustee receives participant voting instructions.

(c)	Contributions
The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.
Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.
The Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board); the Company matching contribution is approved at a rate of 50% on the first 6% of eligible compensation each pay period designated by each participant as the participant’s contribution for salaried employees and is generally

50% on the first 5% of eligible compensation each pay period designated by each participant as the participant's contribution for hourly employees (unless specified otherwise in Schedule B of the Plan Document). In addition to the Company matching contribution, a Company discretionary matching contribution can be made by action of the Board. Non-elective contributions are made for salaried and non-union hourly employees hired or rehired on or after January 1, 2014. The non-elective contribution is equal to 5% of the participant's eligible compensation. Union hourly employees may be eligible for a non-elective contribution. The amount of contribution and the effective date for hires and rehires to receive the non-elective contribution is specified in Schedule B of the Plan Document.
Company matching contributions and non-elective contributions are invested in accordance with each participant’s investment direction in effect at the time.

(d)	Participant Accounts
An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(e)	Vesting
Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the Company contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s defined benefit pension plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.
Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits matching contributions to the extent they are not vested. Forfeited Company contributions are used to reduce future Company contributions. During 2015, approximately $502,000 of forfeitures were used to reduce Company contributions. There were approximately $24,000 and $12,000 of unallocated forfeitures as of December 31, 2015 and 2014, respectively.

(f)	Investment Options
Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options provided by the Plan. If a Plan participant does not specify the investment fund in which to invest deferral, rollover contributions or employer contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Trust I closest to the participant’s retirement age, assuming a retirement age of 65.
Participants may reallocate funds in their accounts related to participant and Company contributions among the investment options offered by the Plan on a daily basis.

(g)	Valuation Frequency
Account balances are valued on a daily basis.

(h)	Payment of Benefits
Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the rollover portion of accounts may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59½. The vested interest in Company matching contributions, performance share contributions and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59½. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless otherwise elected after termination of employment. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(i)	Expenses of the Plan
Participants pay the costs of administering the Plan through a flat fee of $33 per year. Participants pay an additional fee to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the Master Trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. These fees, if any, are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses, such as professional fees, are paid by the Company on behalf of the Plan.
(2)    Summary of Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
In 2015, the Financial Accounting Standards Board (FASB) issued two Accounting Standards Updates (ASU) that had an impact on these financial statements. ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”, allows reporting entities to exclude from the fair value hierarchy investments that are measured at net asset value (NAV) per share under the practical expedient, as well as exclude certain other associated disclosures. The new guidance is effective for reporting periods beginning after December 15, 2015 and is to be applied retrospectively in all periods presented in an entity’s financial statements. The Plan has adopted this standard early as allowed by the FASB, and the adoption is reflected in Note 7: Interest in Master Trust.
ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures, Part III - Measurement Date Practical Expedient” is effective for reporting periods beginning after December 15, 2015 or earlier as allowed by the FASB, and is to be applied retrospectively in all periods presented in an entity’s financial statements. Part I removes the requirement to measure investments classified as fully benefit-responsive investment contracts at fair value. Under the amendments in this update, these investments should be measured and disclosed exclusively at contract value. The Plan has adopted the amendments in Part I in these financial statements. Part II removes or simplifies several disclosure requirements applicable to benefit plans. The Plan believes that existing disclosures comply with the amendments in Part II. Part III is not applicable to the Plan’s financial statements, as the Plan’s fiscal year-end coincides with a month-end.
Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are valued at contract value. See also Note 6: Guaranteed Investment Contracts.

(b)	Participation in the Master Trust and Unit Accounting
All of the Plan’s investments are held in the Master Trust. The Master Trust held assets of one 401(k) plan of the Company as of December 31, 2015 and December 31, 2014. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 7: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 7: Interest in Master Trust was allocated to each plan investing in the Master Trust based on the units of each fund held by the plan to the Plan.

(d)	Risks and Uncertainties
The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Reclassifications
Certain prior year balances were reclassified in order to conform with current year presentations. None of the reclassifications resulted in a change to net assets available for benefits in either year.

(g)	Payment of Benefits
Benefits are recorded when paid.

(h)	Valuation of Master Trust and Plan Investments
The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value. See Note 6: Guaranteed Investment Contracts). Fair value is based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.
Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:

Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service dated December 6, 2012, stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.
Accepted accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(5)	Plan Transfers
Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of participants changing employment within the Company and related changes in their eligibility status. There were no plan transfers in 2015.

(6)	Guaranteed Investment Contracts
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts as this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Invesco fixed income bank collective trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.
Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules.

(7)	Interest in Master Trust

(a)	Values of Investments Held by the Master Trust
At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was 100%. The following table presents the values of investments held by the Master Trust as of December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
	(Dollar amounts in thousands)
Investments:
Investment in shares of registered investment company funds and Company stock at fair value:	$1,363,615	$1,497,508
Investment in shares of collective trust funds at fair value:	317,460	316,106
Investments in Weyerhaeuser Stable Value Fund:
Stable Value Fund at contract value:
Traditional guaranteed investment contracts	—	6,006
Synthetic guaranteed investment contracts	234,120	234,770
Stable Value Fund at fair value:
Pooled separate accounts	28,470	28,049
Vanguard Prime Money Market Fund	12,314	10,243
Pending trades and other	(116)	(81)
Total investments	$1,955,863	$2,092,601

(b)	Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any). Investments in collective trust funds and pooled separate accounts use net asset value as a practical expedient to determine the fair value and are not classified in the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Master Trust as of December 31, 2015 and 2014 is provided in the following tables:

Fair Value Measurements for Master Trust at December 31, 2015
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered investment company funds	$1,160,032			$1,160,032
Weyerhaeuser Company Stock Fund	215,897			$215,897
Subtotal	$1,375,929	$—	$—	$1,375,929
Investments measured at NAV - collective trust funds and pooled separate accounts				345,930
Total				$1,721,859

Fair Value Measurements for Master Trust at December 31, 2014
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered investment company funds	$1,233,544			$1,233,544
Weyerhaeuser Company Stock Fund	274,207			$274,207
Subtotal	$1,507,751	$—	$—	$1,507,751
Investments measured at NAV - collective trust funds and pooled separate accounts				344,155
Total				$1,851,906

(c)	Investment Income/(Loss) of the Master Trust
The following table presents the investment income/(loss) of the Master Trust for the year ended December 31, 2015 (dollar amounts in thousands):

Net appreciation/(depreciation) in fair value of investments	$(81,914)
Dividend income	41,349
Interest income	5,548
Net investment income/(loss)	$(35,017)

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for benefits per the financial statements for the years ended December 31, 2015 and December 31, 2014 to net assets available for benefits per Form 5500 (dollar amounts in thousands):

	2015	2014
	(Dollar amounts in thousands)
Net assets available for benefits per financial statements:	$1,955,863	$2,092,601
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	—	7,819
Net assets available for benefits per Form 5500	$1,955,863	$2,100,420
The following is a reconciliation of net increase prior to plan transfers per the financial statements for the year ended December 31, 2015 to net income per Form 5500 (dollar amounts in thousands):

2015
Net change in net assets prior to plan transfer per the financial statements:	$(136,738)
Change in adjustment from fair value for fully benefit-responsive investment contracts:	(7,819)
Net income/(loss) per Form 5500	$(144,557)

(9)	Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

(a)
On November 6, 2015, Weyerhaeuser Company and Plum Creek Timber Company, Inc. (“Plum Creek”) entered into an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Plum Creek would merge with and into Weyerhaeuser Company with Weyerhaeuser continuing as the surviving corporation. The merger was completed on February 19, 2016. Under the terms of the Merger Agreement, Plum Creek Shareholders received 1.60 shares of Weyerhaeuser common shares for each share of Plum Creek common stock at the closing date.

(b)
On November 8, 2015, Weyerhaeuser announced that the board authorized the exploration of strategic alternatives for its Cellulose Fibers business segment. On May 1, 2016, we entered into a transaction agreement to sell our Cellulose Fibers pulp mills to International Paper. The deal includes five pulp mills and two modified fiber mills. On June 15, 2016, we entered into a transaction agreement to sell our Cellulose Fibers liquid packaging board business to Nippon Paper Industries. The deal includes one mill. The transactions with International Paper and Nippon Paper Industries do not include our newsprint and publishing papers venture. The Company’s review of those assets is ongoing.

(c)	Effective July 15, 2016, the assets and liabilities of the Plum Creek Thrift and Profit Sharing Plan will merge into the Weyerhaeuser 401(k) Plan.
With the exception of item (c), the impact on the Plan of these subsequent events has not been determined.